FORM 52-109FT1

Certification of Annual Filings During Transition Period

I, Drew Cadenhead, President and Chief Executive Officer of TAG Oil Ltd., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TAG Oil Ltd. (the issuer) for the period ending March 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July 22, 2005

/s/Drew Cadenhead

_____________________
Drew Cadenhead
President/Chief Executive Officer